Free Writing Prospectus

Filed pursuant to Rule 433

Registration Nos. 333-158937

and 333-158937-01

Free Writing Prospectus dated April 22, 2013

GE DEALER FLOORPLAN MASTER NOTE TRUST

Issuing Entity

GENERAL ELECTRIC CAPITAL CORPORATION
Master Servicer

CDF FUNDING, INC.	GE COMMERCIAL DISTRIBUTION FINANCE CORPORATION
Depositor	Sponsor

Series 2013-1 Class A Asset Backed Notes
Series 2013-1 Class B Asset Backed Notes

The depositor has prepared a preliminary prospectus supplement dated April 22, 2013 and prospectus dated April 22, 2013 which describe the Class A notes and Class B notes (the “notes”) to be issued by the issuing entity. You should review the prospectus supplement and the prospectus in their entirety before deciding to purchase any of the notes.

Ratings

The depositor expects that the notes issued by the issuing entity will receive the indicated ratings from the nationally recognized statistical rating organizations, or “rating agencies,” listed below.

	Moody’s Investors Service, Inc. (“Moody’s”)	Fitch, Inc. and Fitch Ratings Ltd. (collectively, “Fitch”)
Class A notes	Aaa (sf)	AAAsf
Class B notes	Aa2 (sf)	Asf

It is a condition to the issuance of the notes that the notes receive at least the ratings listed above.

You should consider carefully the risk factors described below.

Underwriters of the Class A Notes and the Class B Notes

Barclays	Mizuho Securities

Credit Agricole Securities	Cabrera Capital Markets, LLC

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-212-412-5780 or by emailing abssyndicateteam@barclays.com.

Risk Factors

The Ratings for the Notes are Limited in Scope, May be Lowered or Withdrawn, May Not Continue to be Issued, and Do Not Consider the Suitability of an Investment in the Notes for You

Any rating of your notes by a rating agency indicates the rating agency’s view regarding the likelihood of the ultimate payment of principal and the timely payment of interest, at the applicable interest rate, on your notes. Among the things a rating will not indicate are:

.	the likelihood that principal will be paid on a scheduled date;

.	the likelihood that an early amortization event will occur;

.	whether or not the discussion under “U.S. Federal Income Tax Consequences” in the prospectus is adequate or correct, or the likelihood that a United States withholding tax will be imposed on non-U.S. noteholders;

.	whether or not the discussion under “ERISA Considerations” in the prospectus is adequate or correct, or whether a “prohibited transaction” will occur;

.	the marketability of your notes;

.	the market price of your notes; or

.	whether your notes are a suitable investment for you.

A rating is not a recommendation to buy, sell, or hold your notes. A rating may be lowered or withdrawn at any time. No one has an obligation to provide additional credit enhancement or to restore the original rating of any notes with respect to which a rating agency changes its rating or withdraws a rating in the future. A rating downgrade may reduce the price that a subsequent purchaser will be willing to pay for the notes. Moreover, civil, criminal or regulatory actions or other events adverse to a rating agency hired to rate the notes may have a detrimental effect on the credibility of such rating agency’s ratings, which could have an adverse effect on the market value of your notes.

Moody’s and Fitch (the “Hired Agencies”) have been hired by the sponsor to provide their ratings on the notes. We note that a rating agency may have a conflict of interest where, as is the case with the ratings of the notes by the Hired Agencies, the sponsor or the issuer of a security pays the fee charged by the rating agency for its rating services.

The Notes May Receive an Unsolicited Rating, Which May Have an Adverse Effect on the Liquidity or the Market Price of the Notes

It is possible that other rating agencies not hired by the sponsor may provide an unsolicited rating on the notes that differs from (or may be lower than) the rating provided by the Hired Agencies. As of the date of this free writing prospectus, we are not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, the depositor nor any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this free writing prospectus. Consequently, if you intend to purchase notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on the notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the Hired Agencies, the liquidity or the market value of your note may be adversely affected.